Exhibit 8.1

Celestica Inc. Significant Subsidiaries

Celestica Corporation, a Delaware corporation
Celestica (US Holdings) Inc., a Delaware corporation
Celestica (USA) Inc., a Delaware corporation
Celestica Singapore Pte Ltd., a Singapore corporation
Celestica Cayman Holdings 1 Limited, a Cayman Islands corporation
IMS International Manufacturing Services Limited, a Cayman Islands corporation
Celestica Holdings Pte Ltd., a Singapore corporation
1282087 Ontario Inc., an Ontario corporation